TELADOC HEALTH, INC.
2 Manhattanville Road, Suite 203
Purchase, New York

September 11, 2020

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alan Campbell, Special Counsel

Re:	Teladoc Health, Inc. Registration Statement on Form S-4 File No. 333-248568

Dear Mr. Campbell:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by Teladoc Health, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on September 3, 2020, as amended on September 11, 2020, be accelerated to September 15, 2020 at 3:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Laura C. Turano of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3659.

*****

Very truly yours,

TELADOC HEALTH, INC.

By:	/s/ Adam C. Vandervoort
Name: Adam C. Vandervoort
Title: Chief Legal Officer and Secretary